

Mail Stop 3030

March 6, 2018

Via E-mail
William Jow, MD
Chief Executive Officer
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, Maryland 21046

> **Re: Medifocus Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed July 31, 2017**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed August 4, 2017**
> **File No. 0-55169**

Dear Mr. Jow:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No.1 to Form 20-F for the Fiscal Year Ended March 31, 2017

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures, page 74

1.   Your conclusion in this section refers to the year ended March 31, 2016. In the requested amendment, please revise this section to disclose managements' conclusion on the effectiveness of your disclosure control and procedures as end of the period covered by the report, March 31, 2017. Refer to Item 307 of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

2.   The report issued by your former independent auditor refers to periods that are not presented in your filing. Please advise your former independent auditor to revise their report in the amended filing to only make reference to the periods presented in your filing for which they performed audit procedures.

3.   Further, please have your independent auditor update its consent filed as Exhibit 15.1 to reflect the revised opinion requested above.

<u>Exhibits 13.1 and 13.2</u>

4.   Your Section 906 certifications refer to the annual report for the fiscal year ended March 31, 2016. Please file a full amendment to your March 31, 2017 Form 20-F that includes the entire filing, including Exhibit 12 certifications, together with corrected Exhibit 13 certifications that are dated as of the date you file the amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery